Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-3, No. 333-55882, No. 333-92957 and No. 333-48161) and related prospectus of Parkway Properties, Inc., the Registration Statements (Forms S-8 on Form S-3, No. 333-88861 and No. 333-00311) and related prospectus pertaining to the Parkway Properties, Inc. 1994 Stock Option Plan, 1991 Incentive Plan and 1991 Directors Stock Option Plan, and the Registration Statement (Form S-8, No. 333-100565) pertaining to the Parkway Properties, Inc. 2001 Directors Stock Option Plan of our report dated January 31, 2003, with respect to the consolidated financial statements and schedule of Parkway Properties, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2002.

Ernst & Young LLP

Jackson, Mississippi
March 5, 2003